03002048

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAIL PROCESSING SECTION FEB 2 5 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 22948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Asset Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6803 South Tucson Way
(No. and Street)

Centennial	CO	80112-3924
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303)768-2894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street Suite 3600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rayond C. Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Asset Management Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

6803 South Tucson Way, Centennial, CO 80112
My Commission Expires: August 3, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Centennial Asset Management Corporation:

We have audited the consolidated statement of financial condition of Centennial Asset Management Corporation and subsidiary (a wholly-owned subsidiary of OppenheimerFunds, Inc.) (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Centennial Asset Management Corporation and subsidiary (a wholly-owned subsidiary of OppenheimerFunds, Inc.) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2003

Centennial Asset Management Corporation and Subsidiary
(a wholly-owned subsidiary of OpppenheimerFunds, Inc.)
(SEC I.D. NO. 8-22948)

Consolidated Statement of Financial Condition
as of December 31, 2002 and Independent Auditors' Report
and Supplemental Report on Internal Control
Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

CENTENNIAL ASSET MANAGEMENT CORPORATION AND SUBSIDIARY
(a wholly-owned subsidiary of OppenheimerFunds, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(Dollars in Thousands)

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 9,066
Receivable from affiliated companies	372
Other current assets	83
Total current assets	9,521
OTHER ASSETS:	
Deferred tax asset	472
Other assets	72
Total other assets	544
TOTAL ASSETS	$ 10,065
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 2,622
Income taxes payable	1,619
Total current liabilities	4,241
SHAREHOLDER'S EQUITY:	
Preferred Stock - nonvoting; $5 par and liquidation value; 60,000 shares authorized; 2,200 shares issued and outstanding	11
Class A Common Stock - voting; no par value; 120,000 shares authorized; 24,010 shares issued and outstanding	24
Class B Common Stock - nonvoting; no par value; 120,000 shares authorized; 26,490 shares issued and outstanding	36
Additional paid-in capital	5,986
Accumulated deficit	(233)
Total shareholder's equity	5,824
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 10,065

See notes to consolidated statement of financial condition.

CENTENNIAL ASSET MANAGEMENT CORPORATION AND SUBSIDIARY
(a wholly-owned subsidiary of OppenheimerFunds, Inc.)

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
(Dollars in Thousands)

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Centennial Asset Management Corporation and its subsidiary (collectively the "Company") are engaged in the business of organizing, promoting, and managing registered investment companies (hereafter referred to as "mutual funds"). The Company owns all of the outstanding stock of Centennial Capital Corporation ("CCC"). The Company is a wholly-owned subsidiary of OppenheimerFunds, Inc. ("OFI"), a wholly-owned subsidiary of Oppenheimer Acquisition Corporation ("OAC"), which is controlled by MassMutual Life Holding Company ("MassMutual") and senior management of OAC.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation. The following represents condensed financial information of CCC at December 31, 2002:

Total assets	$ 567
Total liabilities	3
Shareholder's equity	$ 564

Cash and Cash Equivalents – Cash on deposit and investments in money market mutual funds are considered cash equivalents.

Income Taxes – MassMutual files a consolidated federal income tax return which includes the Company. Income taxes are based on a pro-rata allocation of the consolidated group's income tax expense or benefit. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2002, deferred tax assets of approximately $472 have been recorded in the accompanying financial statement. This amount primarily relates to the benefit associated with compensation not deductible for tax purposes until paid. A valuation allowance has not been recorded with respect to this deferred tax asset, due to estimated future taxable income.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. RELATED PARTIES

The following is a summary of the significant balances, transactions and relationships with affiliated companies and other related parties as of December 31, 2002.

Officers and Directors of the Company and Shareholders of OAC – Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

Significant Broker and Dealer – Approximately 98% of the aggregate net assets of the mutual funds managed by the Company as of December 31, 2002, were invested by customers of one broker and dealer.

3. SHAREHOLDER'S EQUITY

The following table summarizes the various series and classes of preferred stock that are authorized, issued and outstanding as of December 31, 2002:

	Shares		
	Authorized	Issued and Outstanding	Amount (In thousands)
Preferred Stock - nonvoting; cumulative; $5 par value:			
Series A	6,000	1,000	$ 5
Series B	6,000	100	0.5
Series C	6,000	1,000	5
Series D	6,000	100	0.5
Series E through J	36,000		
	60,000	2,200	$ 11

In the event of dissolution or liquidation, the preferred shareholder is entitled to receive the liquidation value of $5 per share before any distributions are made to the common shareholder.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. During 2002, the company elected to change their method of computing net capital to the alternate method appearing in paragraph a(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2002, the Company had net capital of $4,091 which exceeded requirements by $3,841.

* * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

February 1, 2003

Centennial Asset Management Corporation
6803 South Tucson Way
Centennial, Colorado 80112

In planning and performing our audit of the consolidated financial statement of Centennial Asset Management Corporation and subsidiary (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 1, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement caused by errors or fraud in amounts that would be material in relation to the consolidated financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP